NO ACT

PE
1-3-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005924

March 3, 2011

Received SEC
MAR 03 2011
Washington, DC 20549

Thomas H. Tamoney, Jr.
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-03-2011

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2011

Dear Mr. Tamoney:

This is in response to your letter dated January 3, 2011 concerning the shareholder proposal submitted to PepsiCo by National Legal and Policy Center. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

March 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated January 3, 2011

The proposal requests that the board annually report on PepsiCo's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that includes information specified in the proposal.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to PepsiCo's ordinary business operations. In our view, the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


PEPSICO
Tropicana

700 Anderson Hill Road, Purchase, New York 10577

January 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: PepsiCo, Inc. –
Shareholder Proposal Submitted by the National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the **"Exchange Act"**), PepsiCo, Inc. (**"PepsiCo"** or the **"Company"**), a North Carolina corporation, is writing with respect to the shareholder proposal (the **"Proposal"**) and supporting statement received by the Company on November 24, 2010 from the National Legal and Policy Center (the **"Proponent"** or **"NPLC"**) requesting a report describing certain Company policies and procedures related to the identification and prioritization of public policy advocacy activities for inclusion in the proxy materials that PepsiCo intends to distribute in connection with its 2011 Annual Meeting of Shareholders (the **"2011 Proxy Materials"**).

PepsiCo expects to file its 2011 Proxy Materials with the Securities and Exchange Commission (the **"Commission"**) on or around March 24, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 calendar days before PepsiCo intends to file its definitive 2011 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. A copy of the Proposal and supporting statement is attached to this letter as Exhibit A. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

Resolved: The shareholders request the board of directors, at reasonable cost and excluding confidential information, annually report to the shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Identify and describe the public policy issues of interest to the Company;
3. Prioritize the issues by importance to creating shareholder value; and
4. Explain the business rationale for prioritization.

The Proposal also includes a supporting statement that explains the Proponent's basis for submitting the Proposal. It is important to note that while the resolution in the Proposal addresses the Company's lobbying activities in a general way, the supporting statement's sole focus is exclusively the Company's support of Cap and Trade climate change legislation (**"Cap & Trade"**) and its membership in the U.S. Climate Action Partnership (**"USCAP"**), a coalition of corporations and environmental groups.

Under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.,* Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter. *See, e.g. General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (avail. Jan. 10, 2005) and *Corrections Corporation of America* (avail. Mar. 15, 2006).

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

PepsiCo hereby respectfully requests that the staff (the **"Staff"**) of the Commission's Division of Corporation Finance concur in our view that the Proposal may be excluded from the 2011Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations – namely, the Company's involvement in the political or legislative process relating specifically to Cap & Trade regulatory initiatives.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With the Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report ... involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *The Coca-Cola Co.* (January 21, 2009); *FedEx Corporation* (July 14, 2009).

- ***The Proposal centers on ordinary business matters because it relates to the Company's involvement in specific public policy discussions regarding tasks fundamental to the running of the business.***

The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

PepsiCo is a multi-national food and beverage company with hundreds of manufacturing, sales, advertising, distribution and other locations around the globe, as well as a large fleet of trucks and other delivery vehicles that deliver and sell its products – all of which involve compliance with laws and lobbying activities to promote the best interests of PepsiCo in respect to existing and proposed regulation and legislation. This Proposal seeks to have the Company report on the details of and the business rationale for prioritizing certain public policy issues of importance to the Company, specifically those related to Cap & Trade and PepsiCo's membership in USCAP. The Proposal's supporting statement makes clear that the Proponent is concerned primarily with the Company's lobbying efforts regarding Cap & Trade legislation.

As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." An assessment of and approach to regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. The Company devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that management believes are in line with the best interests of the Company. This process involves a complex study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on certain legislative initiatives, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management and the Board of Directors. Here, the Cap & Trade legislative initiatives relate to aspects of the Company's ordinary business operations, including its product development efforts, manufacturing efficiencies, production cost-savings, global distribution processes and ability to satisfy demand for "green" products and methods. These decisions should be reserved for the Company and its Board of Directors.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a Company's involvement in the political or legislative process on a specific issue relating to the Company's business. For example, in *International Business Machines Corp.* (avail. Jan. 21, 2002) the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." The Staff has concurred that proposals seeking reports can have the effect of asking that a company become involved in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Similarly, in *Bristol Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009), the Staff concurred in the exclusion of a proposal requesting a report on the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by the company during the 110th Congress. *See also Microsoft Corp.* (avail. Sept. 29, 2006) (the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet). Additionally, in *General Electric Co. (National Legal and Policy Center)* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to the Company's "ordinary business operations (i.e., evaluating the impact of a flat tax on the Company)." *See also Verizon Communications Inc.* (avail. Jan. 31, 2006) (same);

Citigroup Inc. (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). *See also Niagara Mohawk Holdings, Inc. (Amalgamated Bank of New York LongView Collective Investment Fund)* (available Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings).

Significantly, even though the Proposal is similar to those considered by the Staff in *Wal-Mart Stores, Inc.* (avail. Mar. 29, 2010), *PepsiCo, Inc.* (avail. February 26, 2010) and *JP Morgan Chase & Co.* (avail. Mar.7, 2008) where the Staff did not concur with the requests for exclusion, the instant Proposal is noticeably distinguishable because the supporting statements to each of the foregoing proposals contained only a mere mention of an example of the companies' alleged involvement on a specific legislative issue.[1] In contrast, here the bulk of the supporting statement consists of repeated references to PepsiCo's involvement with Cap & Trade legislation and membership in USCAP, as noted below, making clear that the purpose of the Proposal is focused on one, specific legislative area and not general public policy efforts. Coupled with the Proponent's public remarks, including at the Company's 2010 annual meeting, and web postings discussed below, it is clear that this Proposal seeks shareholder attention on efforts regarding Cap & Trade legislation and the Company's involvement with USCAP.

In this respect, the Proposal, when read with the supporting statement, is comparable to a series of precedent where the Staff has concurred with the exclusion of shareholder proposals regarding general charitable giving where the supporting statements indicate that the proposal, in fact, would serve as a shareholder referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (avail. Feb. 12, 2007), a proposal requesting that the board of directors implement a policy listing all charitable contributions on the Company's websites was excludable notwithstanding its facially neutral language. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), because the supporting statement and two of the seven "Whereas" clauses preceding the resolution centered around contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. *See also Pfizer Inc. (Randall)* (avail. Feb. 12, 2007) (same); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (same); *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because the preamble and supporting statement frequently referenced abortion and religious beliefs).

The Staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it concerns political activity relevant to a specific issue applicable to the Company's business, regardless of whether the proposal seeks to involve the company in legislative and regulatory matters or seeks to limit a Company's involvement in such matters. For example, in *General Electric Co. (Flowers)* (avail. Jan. 29,1997), the Staff concurred with the exclusion of a shareholder proposal asking that the Company refrain from the use of company funds to oppose specific citizen ballot initiatives. Likewise, in *General Motors*

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[1] In Wal-Mart Stores, Inc. and PepsiCo, inc., the only basis the companies addressed for asserting that the proposals related to ordinary business was that the proposals asked the companies to disclose their process for prioritizing and promoting public policy issues, not that the proposals related to specific public policy issues.

Corp. (avail. Mar. 17, 1993), the Staff concurred that a proposal directing the company to cease all lobbying and other efforts directed at opposing legislation that would increase corporate average fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. *See also Pacific Enterprises (Henson)* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the Company's operations").

Although the text of the Proposal's resolution itself is presented as an impartial vote on the Company's public policy efforts, the supporting statement's extensive references to the Company's position on Cap & Trade legislation and membership in USCAP result in the Proposal serving as a referendum on that specific issue. In this respect, the Proposal differs from proposals relating to a Company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal not excludable because it focused primarily on the Company's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate).

In *American Home Products Corp.* (avail. Mar. 4, 2002), a facially neutral proposal requested that the board form a committee to study the impact charitable contributions have on the business of the company and its share value. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because five of the "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7).

Similarly, in *Schering-Plough Corp.* (avail. Mar. 4, 2002), the Staff concurred in the exclusion of a proposal requesting that the company form a committee to study the impact charitable contributions have on the business of the company and its share value, where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood.[2]

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[2] The Proposal as well as the foregoing precedents are distinguishable from proposals that either employed neutral language throughout the preamble and supporting statement, or where the supporting statement contained only a brief or isolated reference to specific organizations or types of organizations as examples of organizations that might interest shareowners or be controversial. *See, e.g., PepsiCo., Inc.* (avail. Mar. 2, 2009) (proposal that the company provide a report disclosing information related to the company's charitable contributions not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (avail. Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (avail. Jan. 11,2008) (proposal that the company provide a semi-annual report disclosing the Company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)). In *General Electric Co.*, the supporting statement contained a single reference to the specific organization at issue (the Rainbow IPUSH Coalition). Similarly, in *PepsiCo., Inc.*, the supporting statement consisted of one paragraph containing a single reference to a specific organization (Parents, Families and Friends of Lesbians and Gays). Finally, in *Ford Motor Co.*, the supporting statement did not single out a particular organization and the proponent did not express an opinion as to whether or not the company should contribute to any particular organization. Here, as with the *Johnson & Johnson, American Home Products Corp., Schering-Plough Corp.* and other precedent cited in the text of this letter, much of the

As the *Johnson & Johnson, American Home Products Corp., Schering-Plough Corp.* and other no-action letters discussed above evidence, the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, can be considered to determine whether a proposal is actually directed towards contributions to specific types of organizations. In each of these no-action letters, shareholder proposals (including those that appeared in the resolutions to be facially neutral) were found to be directed toward specific kinds of organizations and therefore were excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business.

The current Proposal is similar. The resolution is neutral, but the supporting statement makes clear the thrust of the Proposal is directed toward the Company's involvement with a specific legislative initiative – namely, Cap & Trade legislation. As with the proposals addressed in the *American Home Products Corp.* and *Schering-Plough Corp.* no-action letters, here the supporting statement accompanying the Proposal has five statements addressing this specific issue. In addition, public statements made by the Proponent detailed below further reflect that the Proposal's true intention is to put forward a referendum on a specific legislative issue applicable to the Company: Cap & Trade legislation and membership in USCAP. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

- ***The Proposal seeks to micro-manage the Company's involvement in specific legislative initiatives.***

As mentioned above, the Proposal concerns the Company's ordinary business operations because the Proposal's principal thrust and focus is on the Company's support of specific legislative and regulatory initiatives and not the Company's public policy efforts spending generally. As discussed below, the Staff consistently has concurred that shareholder proposals (similar to the Proposal) that attempt to micromanage a company by attempting to dictate their lobbying activities and participation in public policy debates with respect to specific legislative initiatives are excludible under Rule 14a-8(i)(7).

PepsiCo is a global food, snack and beverage company with operations in over 200 countries and with retail sales in excess of 100 billion in 2009. As such, nearly all of PepsiCo's business decisions necessarily involve local, state and federal legislative, regulatory matters as well as political activities, lobbying and spending – many of such matters are complex business matters involving manufacturing, ingredient and raw material sourcing, supply chain management, tax strategies and other aspects of PepsiCo's particular food and beverage business.

This Proposal seeks to involve PepsiCo's shareholders in these intricate business decisions. Five out of the seven paragraphs of the Proposal's supporting statement deal specifically with Cap & Trade legislation and membership in USCAP. The Proposal's supporting statement states:

Proposal's supporting statement specifically refers to cap-and-trade legislation and the Proponent's disapproval of the Company's support for this particular legislation.

- *"PepsiCo is a member of the U.S. Climate Action Partnership (USCAP), a coalition of corporations and environmental groups that lobbies for Cap & Trade legislation."*

- *"As the 2010 elections demonstrated, Cap & Trade is overwhelmingly opposed by the American people. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the Cap & Trade bill for target practice."*

- *"John Deere, Caterpiller, BP and ConocoPhillips have withdrawn from USCAP. PepsiCo should do the same. We must also ask how PepsiCo became associated with such a bad idea."*

- *"According to the Heritage Foundation, the House-passed Waxman-Markey Cap & Trade bill would have destroyed over 1.1 million jobs, hiked electricity rates 90 percent, and reduced the U.S. gross domestic product by nearly $10 trillion over the next 25 years. President Obama himself has stated that under Cap & Trade "electricity rates would necessarily skyrocket."*

- *"Nooyi has justified PepsiCo's support for Cap & Trade and a host of other "green" initiatives by claiming that they create new industries and jobs. Yes, they do create jobs that otherwise would not exist, but they destroy even more jobs because of the negative effects of taxation and regulation. This has been the experience in Europe where subsidies and mandates for wind and solar power are more extensive than the United States."*

Moreover, a review of the statements by Peter Flaherty to the media and at the Company's 2010 Annual Meeting, in his capacity as President of the National Legal and Policy Center (the **"NLPC"**), confirms the underlying intent of the Proposal. On June 4, 2010, Mr. Flaherty discussed Wal-Mart's support for "ObamaCare" and Cap & Trade with guest host Connell McShane on "Your World With Neil Cavuto" on Fox News Channel. Mr. Flaherty stated:

- *"What in the world is Wal-Mart doing supporting a take over of one sixth of the economy, in terms of health care? And what in the world is it doing supporting Cap in Trade which will jack electric rates ninety percent, destroy a million jobs and extract ten trillion dollars from our gross domestic product over the next twenty five years."*[3]

Additionally, at the Company's 2010 Annual Meeting of Shareholders, Mr. Flaherty expressed the following personal views and denounced the Company's position on Cap & Trade legislation. There he stated:

- *"PepsiCo is a member of the US Climate Action Partnership, a coalition of corporations and environmental groups. Its mission is to "quickly enact strong national legislation to require significant reductions in greenhouse gas emissions." The House of Representatives has obliged in the form of the Waxman-Markey Bill. According to the Heritage Foundation, this bill would*

[3] http://nlpc.org/stories/2010/06/06/flaherty-blasts-wal-mart-fox-news-channel 0

destroy over 1.1 million jobs, hike electricity rates 90% and reduce the US gross domestic product by nearly $10 trillion over 25 years."

Thus, the Proposal's supporting statement, echoing the statements made publicly by Mr. Flaherty in the media and at the Company's 2010 Annual Meeting, makes clear that the Proposal is in fact directed at the Company's lobbying activities and participation in public policy debates with respect to a specific legislative initiative – Cap & Trade. This Proposal would in fact ask PepsiCo shareholders to weigh in on matters and processes regarding complex areas within Cap & Trade legislation that implicate PepsiCo's business. These day-to-day, critical decisions should be reserved to management of the Company and its Board of Directors and not to shareholders who would not be in a position to make an informed judgment on such matters. Moreover, the Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. As such, these matters cannot be properly micro-managed by shareholders and should be handled by management.

CONCLUSION

Based upon the foregoing analysis and authorities cited above, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(7). If the Staff is unable to concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's opinion. Additionally, we request to be a party to any communications between the Staff and the Proponent concerning the Proposal. We would also be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-3623. Thank you for your attention to this matter.

Sincerely,



Thomas H. Tamoney, Jr.

Enclosure(s)

cc: Peter Flaherty (w/ exhibits)
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
Fax: 703-237-2090

National Legal and Policy Center



"promoting ethics in public life"

Board of Directors
Ken Boehm, Chairman
Peter Flaherty, President
Michael Falcone
Kurt Christensen
David Wilkinson

Founded 1991

November 24, 2010

Mr. Larry D. Thompson
Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577-1444

VIA FAX 914-253-3051

Dear Mr. Thompson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 54 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Lobbying Priorities Report. I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Lobbying Priorities Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917


Fidelity

November 8, 2010

Corporate Secretary
PepsiCo

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 54 shares of PepsiCo beneficially for the National Legal and Policy Center since June 13, 2008. Fidelity has held another 31 shares of PepsiCo since April 20, 2010.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W547743-05NOV10

Clearing, custody or other brokerage services may be provided by National Financial Services LLC or Fidelity Brokerage Services LLC, Members NYSE, SIPC

Lobbying Priorities Report

Whereas:

PepsiCo's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, annually report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Statement of Support:

PepsiCo is a member of the U.S. Climate Action Partnership (USCAP), a coalition of corporations and environmental groups that lobbies for Cap & Trade legislation.

As the 2010 elections demonstrated, Cap & Trade is overwhelmingly opposed by the American people. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the Cap & Trade bill for target practice.

John Deere, Caterpillar, BP and ConocoPhillips have withdrawn from USCAP. PepsiCo should do the same. We must also ask how PepsiCo became associated with such a bad idea.

According to the Heritage Foundation, the House-passed Waxman-Markey Cap & Trade bill would have destroyed over 1.1 million jobs, hiked electricity rates 90 percent, and reduced the U.S. gross domestic product by nearly $10 trillion over the next 25 years. President Obama himself has stated that under Cap & Trade "electricity rates would necessarily skyrocket."

In November, CEO Indra Nooyi traveled to India with Obama and stated in interviews that he is "pro-business."

Nooyi has justified PepsiCo's support for Cap & Trade and a host of other "green" initiatives by claiming that they create new industries and jobs. Yes, they do create jobs that otherwise would not exist, but they destroy even more jobs because of the negative effects of taxation and regulation. This has been the experience in Europe where subsidies and mandates for wind and solar power are more extensive than the United States.

Absent a system of reporting, shareholders will be unable to evaluate whether PepsiCo's lobbying priorities reflect the interests of the Company, or the personal political and ideological preferences of its executives.